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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                 EchoCath, Inc.
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                                (Name of Issuer)

   46 units, each consisting of a $25,000.00 promissory note convertible into 33,333 shares of Class A Common Stock, and a 3-year warrant to purchase 33,333 shares of Class A Common Stock
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                         (Title of Class of Securities)

                                 Not Applicable
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                                 (CUSIP Number)

                          Frank DeBernardis, President
                 4326 U.S. Route 1, Monmouth Junction, NJ 08852
                                 (609) 987-8400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 7, 1999
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  CUSIP No. n/a
                                           ------

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1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph J. Prischak, ###-##-####

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [ ]
         (b)      [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS (See Instructions) PF

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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [  ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                  3,066,636, if fully converted
                           ----------------------------------------------------

8.       SHARED VOTING POWER                n/a
                            ---------------------------------------------------

9.       SOLE DISPOSITIVE POWER             3,066,636, if fully converted
                               ------------------------------------------------

10.      SHARED DISPOSITIVE POWER           n/a
                                 -----------------------------------------------
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,066,636, if fully converted

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions) [  ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17%, assuming full conversion of all outstanding convertible notes and warrants and other "Common Stock Equivalents"

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14.      TYPE OF REPORTING PERSON (See Instructions)          IN

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ITEM 1.         SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is: 46 units each consisting of a $25,000 promissory note (the "Notes") convertible into 33,333 shares of Class A Common Stock and a warrant (the "Warrants") to purchase 33,333 shares of Class A Common Stock, no par value (collectively, the "Securities"). The Notes are presently convertible into Class A Common Stock at a price of the lower of $0.75 per share or the then current market price. The Notes mature September 7, 2002, are unsecured, and bear interest at a rate of 6 1/2%. The Warrants are exercisable from the present through September 7, 2002 at a price of $0.75 per share.

         The name and address of the principal executive offices of the issuer of such securities is: EchoCath, Inc., 4326 U.S. Route 1, Monmouth Junction, New Jersey 08852 (the "Issuer").


ITEM 2.         IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Joseph J. Prischak.

         (b) Mr. Prischak's business address is 2425 W. 23rd St., Erie, Pennsylvania 16506.

         (c) Mr. Prischak is the Chief Executive Officer of Plastek Group, which is located at 2425 W. 23rd St., Erie, Pennsylvania 16506.

         (d) During the last five years, Mr. Prischak has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Prischak was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Prischak was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and the amount of funds or other consideration used in making the purchase was $1,150,000 of personal funds.



ITEM 4.         PURPOSE OF THE TRANSACTION.

         Mr. Prischak has purchased the Securities for investment purposes.




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ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Prischak would own 3,066,636 shares of Class A Common Stock upon full conversion and exercise of the warrants. The Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 1999 states that, at July 12, 1999, there were 2,352,018 shares of Class A Common Stock issued and outstanding. The Issuer, however, has other securities outstanding with a variety of conversion or warrant features. If all such securities were converted into shares of the Issuer Class A Common Stock, then, based upon information supplied by the Issuer there would be 17,943,219 shares of "Common Share Equivalents." Assuming full dilution, Mr. Prischak, to the best of his knowledge, would own 17% of the issued and outstanding capital stock.

         (b) Upon full conversion of the Notes or exercise of the warrants, Mr. Prischak would have sole power to vote and sole power to dispose of the Class A Common Stock.

         (c) Mr. Prischak engaged in no transactions of the Issuer's securities prior to the date of the acquisition of the Issuer's securities.

         (d)  Inapplicable.

         (e)  Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the terms of the Securities, Mr. Prischak has no contracts, arrangements, understandings or relationships (legal or otherwise) with anyone with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

         Inapplicable.






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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 14, 1999                  By:  /s/  Joseph J. Prischak
                                               --------------------------------
                                                      Joseph J. Prischak












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